Exhibit 99.3

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Auditors' Report and
Consolidated Financial Statements

Years ended March 31, 2007 and 2006
_______________________

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of Keegan Resources Inc.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Keegan Resources Inc. (An Exploration Stage Company) as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended March 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended March 31, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	"AMISANO HANSON"
July 20, 2007	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Balance Sheets
March 31, 2007 and 2006	Expressed in Canadian Dollars

	2007	2006

Assets

Current assets:
Cash	$14,156,515	$838,809
Goods and services taxes recoverable	56,993	25,089
Prepaid expenses and deposits	44,856	21,837
	14,258,364	885,735

Furniture, equipment and leasehold improvements (note 3)	37,409	37,430

Resource properties (notes 4 and 6)	7,197,740	1,449,047
	$21,493,513	$2,372,212

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 6)	$351,702	$260,509

Shareholders' Equity

Share capital (notes 5 and 9)	25,459,176	4,981,915
Contributed surplus (note 5)	3,801,353	867,367
Deficit	(8,118,718)	(3,737,579)
	21,141,811	2,111,703

	$21,493,513	$2,372,212

Commitments (notes 4 and 7)
Subsequent Events (notes 4 and 9)

Approved by the Directors:

"Dan McCoy"
_________________________ Director

"Tony Ricci"
_________________________ Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

	2007	2006

Expenses:
Amortization	$9,503	$10,336
Bank charges and interest	20,477	2,894
Consulting fees, directors' fees and wages and benefits: (note 6)
Incurred	559,431	372,304
Stock-based compensation	1,557,137	557,202
Foreign exchange	52,894	3,625
Office, rent and administration	270,676	99,718
Professional fees: (note 6)
Incurred	188,690	119,794
Stock-based compensation	83,975	-
Regulatory	25,197	34,001
Transfer agent and shareholder information	103,669	109,440
Travel, promotion and investor relations
Incurred	677,233	492,366
Stock-based compensation	144,698	-
	3,693,580	1,801,680

Other expenses (income):
Interest and other income	(97,135)	(10,779)
Write-off of interest in resource properties	784,694	1,198,118
	687,559	1,187,339

Loss for the year	4,381,139	2,989,019

Deficit, beginning of year	3,737,579	748,560

Deficit, end of year	$8,118,718	$3,737,579

Loss per share - basic and diluted	$0.28	$0. 31

Weighted average number of shares outstanding	15,594,720	9,601,522

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

	2007	2006

Cash provided by (used in):

Operations:
Loss for the year	$(4,381,139)	$(2,989,019)
Items not involving cash:
Amortization	9,503	10,336
Stock based compensation	1,785,810	557,202
Write-off of interest in resource properties	784,694	1,198,118
Changes in non-cash working capital:
Goods and services taxes recoverable	(31,904)	4,638
Prepaid expenses and deposits	(23,019)	(13,337)
Accounts payable and accrued liabilities	91,193	211,596
	(1,764,862)	(1,020,466)

Investing:
Purchase of furniture, equipment and leasehold
improvements	(9,482)	(1,816)
Acquisition of interest in resource properties	(856,700)	(180,471)
Deferred exploration	(4,924,500)	(1,718,723)
	(5,790,682)	(1,901,010)

Financing:
Shares issued for cash, net of share issue costs	20,873,250	3,085,368

Increase in cash and cash equivalents	13,317,706	163,892

Cash, beginning of year	838,809	674,917

Cash, end of year	$14,156,515	$838,809

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-
Non-cash transactions (note 10)

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs
Year ended March 31, 2007	Expressed in Canadian Dollars

	United States
	Regent	Black Velvet	Ghana	Total

Balance, March 31, 2006	$585,989	$18,280	$844,778	$1,449,047

Acquisition costs:
Cash	50,296	-	806,404	856,700
Shares	71,500	29,400	266,692	367,592

	121,796	29,400	1,073,096	1,224,292

Deferred exploration costs:
Assays	538	-	413,076	413,614
Consulting	-	-	392,128	392,128
Drilling	111	-	2,289,144	2,289,255
Equipment rental	-	-	451,295	451,295
Field supplies	-	-	400,737	400,737
Geological fees and expenses	-	-	55,109	55,109
Office and miscellaneous	162	-	119,945	120,107
Property maintenance	20,731	7,687	-	28,418
Stock-based compensation	-	-	384,595	384,595
Telephone	-	-	11,488	11,488
Travel and accommodation	-	-	233,100	233,100
Wages and salaries	-	-	529,249	529,249

	21,542	7,687	5,279,866	5,309,095

Less: write-off of resource property costs	(729,327)	(55,367)	-	(784,694)
Balance, March 31, 2007	$-	$-	$7,197,740	$7,197,740

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs
Year ended March 31, 2006	Expressed in Canadian Dollars

	United States
	Horse			Black
	Mountain	Fri	Regent	Velvet	Ghana	Total

Balance, March 31, 2005	$430,066	$-	$55,553	$-	$43,617	$529,236

Acquisition costs:
Cash	109,029	25,246	43,316	2,880	-	180,471
Shares	-	21,250	162,506	15,400	19,580	218,736

	109,029	46,496	205,822	18,280	19,580	399,207

Deferred exploration costs:
Assays	3,925	9,184	2,818	-	129,441	145,368
Consulting	3,350	1,266	4,650	-	16,647	25,913
Drilling	374,160	59,818	198,867	-	176,340	809,185
Equipment rental	-	-	-	-	82,831	82,831
Field supplies	-	5,741	-	-	47,273	53,014
Geological fees and
expenses	47,715	24,852	49,786	-	54,644	176,997
Office and miscellaneous	-	-	-	-	7,583	7,583
Property maintenance	50,342	32,174	68,493	-	24,563	175,572
Telephone	-	-	-	-	5,068	5,068
Travel and accommodation	-	-	-	-	48,288	48,288
Wages and salaries	-	-	-	-	188,903	188,903

	479,492	133,035	324,614	-	781,581	1,718,722

Less: write-off of resource
property costs	(1,018,587)	(179,531)	-	-	-	(1,198,118)
Balance, March 31, 2006	$-	$-	$585,989	$18,280	$844,778	$1,449,047

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

1.	Nature of operations

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company was a capital pool company as defined in the TSX Venture Exchange (the "Exchange") Policy 2.4.

During the year ended March 31, 2004, the common shares of the Company commenced trading on the NEX. NEX is a separate board of the Exchange for companies which were previously listed on the Exchange which have failed to maintain compliance with the ongoing financial listing standards of the Exchange. NEX was created so publicly listed shell companies may still continue to trade their securities while they seek and undertake transactions to complete their reactivation.

During the year ended March 31, 2006, the Company completed its Qualifying Transaction through the acquisition of interests in resource properties (see note 4). As a result, the Company is no longer considered a capital pool company. The Company's listing has been transferred from NEX to TSX Venture under a Tier 2 issuer classification. In conjunction with the completion of the Qualifying Transaction, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties. The Company has interest in resource properties located in the United States and the Republic of Ghana.

The recoverability of amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof.

2.	Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada), Inc. and Keegan Resources Ghana Limited. All significant intercompany amounts and transactions have been eliminated on consolidation.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

2.	Significant accounting policies (continued)

(b)	Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate
Furniture and equipment	declining balance	20%
Computers	declining balance	30%
Leasehold improvements	straight-line	term of lease

  Amortization is recorded at half the annual rate in the year of acquisition.

(c)	Resource properties and deferred exploration costs

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC- 126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

2.	Significant accounting policies (continued)

(d)	Resource properties and deferred exploration costs (continued)

CICA 3061 also provides that property, plant and equipment be written down when the long- term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established resource reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write- downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to "Use rights such as drilling, water, air, mineral, timber cutting, and route authorities" as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its resource properties as having the characteristics of property, plant and equipment.

(e)	Asset retirement obligations

Effective April 1, 2004, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations" ("HB 3110"). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

As of March 31, 2007, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

2.	Significant accounting policies (continued)

(f)	Foreign currency translation

Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

(g)	Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period. For years ended March 31, 2007 and 2006, the inclusion of the Company's stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore are excluded from the computation.

(h)	Stock-based compensation

The Company has a stock-based compensation plan which is described in note 5(d). The Company accounts for all stock-based payments and awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. Compensation cost is generally recognized on a straight-line basis over the vesting period.

During the period, the Company granted stock options to directors, officers, employees and non-employees as set out in note 5(d).

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

3.	Furniture, equipment and leasehold improvements

		Accumulated	Net book
March 31, 2007	Cost	amortization	value

Furniture and equipment	$41,901	$14,697	$27,204
Computers	14,487	8,114	6,373
Leasehold improvements	6,570	2,738	3,832

	$62,958	$25,549	$37,409

		Accumulated	Net book
March 31, 2006	Cost	amortization	value

Furniture and equipment	$32,761	$9,039	$23,722
Computers	14,145	5,456	8,689
Leasehold improvements	6,570	1,551	5,019

	$53,476	$16,046	$37,430

4.	Resource properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing. However, this should not be construed as a guarantee to title. The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

(a)	Horse Mountain Claims

During the year ended March 31, 2005, the Company entered into agreements with Hunter Dickinson Group Inc. ("HDG"), Anaconda Gold (USA) Inc. ("Anaconda") and Barrick Gold Exploration Inc. ("Barrick"), whereby it has acquired the right to earn an interest in the Horse Mountain Project in Nevada. The transactions with Anaconda and Barrick (collectively the "Acquisition") served as the Company's Qualifying Transaction for the purposes of the policies of the Exchange.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

4.	Resource properties (continued)

(a)	Horse Mountain Claims (continued)

Pursuant to an assignment agreement entered into on August 5, 2004 between the Company and HDG (the "Anaconda Agreement"), the Company was assigned HDG's interest in a letter agreement dated August 7, 2003 between HDG and Anaconda as amended by letter agreement dated July 28, 2004 among HDG, Anaconda and the underlying owners to acquire an interest in 223 mining claims situated in Elko County, Nevada (the "Anaconda Horse Mountain Claims) that form part of the Horse Mountain Project. Pursuant to the terms of an option agreement entered into on August 16, 2004 between the Company and Barrick (the "Barrick Agreement"), the Company may earn an interest in 35 mining claims and a mining lease situated in Elko County, Nevada (the "Barrick Horse Mountain Claims") that form the balance of the Horse Mountain Project.

Under the terms of the Anaconda Agreement, the Company was assigned the right and option to earn a 55% interest in the Anaconda Horse Mountain Claims as follows:

i.	by making cumulative exploration expenditures of US$1,500,000 by August 31, 2010 as follows:

Year 1 - US$150,000 (incurred) Year 2 - US$225,000 (incurred) Year 3 - US$300,000
Year 4 - US$300,000 Year 5 - US$300,000 Year 6 - US$225,000

ii.	by making US$385,000 in option payments to Anaconda:

Year 2004 - US$ 80,000 (paid) Year 2005 - US$ 90,000 (paid)
Year 2006 - US$115,000 (of which $57,500 is payable in shares) Year 2007 - US$100,000 (of which $50,000 is payable in shares)

iii.
by issuing to Anaconda 100,000 common shares (issued) of the Company as reimbursement for the payment by Anaconda of US$68,376 for past Bureau of Land Management ("BLM") fees and past option payments to the underlying vendors; and

iv.	by providing HDG with consideration for assigning its rights to the Anaconda Horse Mountain Claims as follows:

a.	issuing to HDG 141,159 common shares of the Company for reimbursement of $119,986 of out of pocket costs incurred by HDG (issued);

b.	issuing to HDG a further 75,000 common shares (issued); and

c.	reimbursing HDG for US$23,376 for 2004 BLM payments made by HDG on the Anaconda Horse Mountain Claims and US$5,925 for holding costs on the Barrick Horse Mountain Claims (paid).

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

4.	Resource properties (continued)

(a)	Horse Mountain Claims (continued)

Pursuant to a letter agreement dated July 21, 2004 between the Company and Anaconda, the Company issued to Anaconda 25,000 common shares for the one time right to opt out of the area of influence (AOI) clause applicable pursuant to the terms of the Anaconda Agreement. The Company also agreed to issue an additional 100,000 common shares to Anaconda for the permanent right to opt out of the AOI clause if and when the Company earns its 70% interest in the Barrick Horse Mountain Claims.

Under the terms of the Barrick Agreement, the Company can earn a 70% interest in the Barrick Horse Mountain Claims by making exploration expenditures of US$1,500,000 over four years as follows:

    Year 1 - US$200,000
    Year 2 - US$300,000
    Year 3 - US$400,000
    Year 4 - US$600,000

During the year ended March 31, 2006, the Company decided not to pursue its option agreement on the Horse Mountain claims and as a result, $1,018,587 in acquisition and deferred exploration expenditures were written-off.

(b)	Regent Gold Silver Project

Pursuant to an agreement dated March 4, 2005, between the Company and Jerry Baughman and Fabiola Baughman ("Optionors"), the Company may acquire 100% of the Regent Gold Silver Project ("Regent property") located in Mineral County, Nevada, on the following terms:

i.	payment of US$305,000 as follows:

▪	US$45,000 upon signing the agreement (paid);
▪	US$35,000 on June 15, 2005 (paid);
▪	US$45,000 on June 15, 2006 (paid);
▪	US$50,000 on June 15, 2007;
▪	US$55,000 on June 15, 2008; and
▪	US$75,000 on June 15, 2009

ii.	issuance of a total of 500,000 common shares of the Company to the Optionors as follows:

▪	100,000 common shares upon obtaining regulatory approval (issued);
▪	50,000 common shares on June 15, 2005 (issued);
▪	50,000 common shares on June 15, 2006 (issued);
▪	50,000 common shares on June 15, 2007;
▪	75,000 common shares on June 15, 2008; and
▪	175,000 common shares on June 15, 2009.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

4.	Resource properties (continued)

(b)	Regent Gold Silver Project (continued)

iii)	completion of US$3,000,000 of exploration work on the Regent property as follows:

•	US$250,000 prior to March 4, 2006 (incurred);
•	US$300,000 prior to March 4, 2007;
•	US$400,000 prior to March 4, 2008;
•	US$500,000 prior to March 4, 2009;
•	US$500,000 prior to March 4, 2010; and
•	US$1,050,000 prior to March 4, 2011.

After meeting the above commitments, the Company will have an undivided 100% interest in the property subject to a 2.5% NSR royalty, 60% of which may be purchased for US$3,000,000. 35,890 shares were issued to HDG as finder's fees with respect to the Regent property. During the year ended March 31, 2007, the Company decided not to pursue its option agreement on the Regent Gold Silver Project and as a result, $729,327 in acquisition and deferred exploration expenditures were written-off.

(c)	Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited ("GTE") dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession ("Asumura property") located in the Republic of Ghana, West Africa, under the following terms:

i)	payment of US$100,000 to GTE as follows:

       -US$10,000 upon signing the agreement (paid); and
       -US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).
       -US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

ii)	issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

       -common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);
       -common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and
       -common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

iii)	completion of US$1,000,000 of exploration work on the Asumura property as follows:

-US$80,000 on or before July 31, 2005, (incurred);
-an additional US$400,000 on or before July 31, 2006 (incurred); and -an additional US$520,000 on or before July 31, 2007 (incurred).

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

4.	Resource properties (continued)

(c)	Asumura Gold Project (continued)

After meeting the above commitments, the Company will have an undivided 100% interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to HDG as finder's fees with respect to the Asumura property. Subsequent to March 31, 2007, the Company acquired an option to purchase the remaining 50% of the GTE NSR for an additional US$4,000,000.

(d)	Fri Property

The Company entered into an option agreement dated May 31, 2005 with Gerald Baughman and Fabiola Baughman (the "Optionors") pursuant to which the Company has the option to acquire 100% interest in the Fri gold project located in Nye County, Nevada, under the following terms:

i.	payment of US$285,000 as follows:

-US$20,000 upon signing the agreement (paid); -US$40,000 on May 31, 2006;
-US$45,000 on May 31, 2007; -US$50,000 on May 31, 2008; -US$55,000 on May 31, 2009; and -US$75,000 on May 31, 2010

ii.	issuance of a total of 500,000 common shares of the Company to the Optionors as follows:

-25,000 common shares upon obtaining regulatory approval (issued); -100,000 common shares on May 31, 2006;
-45,000 common shares on May 31, 2007; -75,000 common shares on May 31, 2008; -75,000 common shares on May 31, 2009; and -180,000 common shares on May 31, 2010.

iii.	completion of US$3,000,000 of exploration work on the Fri property as follows:

        -US$70,000 prior to May 31, 2006;
        -US$230,000 prior to May 31, 2007;
        -US$300,000 prior to May 31, 2008;
        -US$400,000 prior to May 31, 2009;
        -US$1,000,000 prior to May 31, 2010; and
        -US$1,000,000 prior to May 31, 2011.

After meeting these commitments, the Company will have an undivided 100% interest in the Fri property subject to a 2.5% net smelter return royalty payable to GTE, 60% of which (net purchase of 1.5%) may be purchased back by the Company for US$3,000,000.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

4.	Resource properties (continued)

(d)	Fri Property (continued)

During the year ended March 31, 2006, the Company decided not to pursue its option agreement on the Fri property and as a result, $179,531 in acquisition and deferred exploration expenditures were written-off.

(e)	Black Velvet Gold Project

The Company entered into an option agreement dated December 7, 2005 and subsequently amended, with Gerald Baughman and Fabiola Baughman (the "Optionors") whereby the Company may acquire 100% interest in the Black Velvet Gold Project in Pershing County, Nevada.

Under the terms of the agreement, the Company has the option to deliver cash payments of US$150,000 and 150,000 common shares of the Company to the Optionors over a period of four years as follows:

i.	cash payment of US$2,500 upon execution of the agreement (paid); US$30,000 on May 31, 2007;
US$27,500 on December 1, 2007; US$40,000 on May 31, 2008; and US$50,000 on May 31, 2009.

ii.	issuance of 10,000 common shares upon Exchange approval (issued); 20,000 common shares on July 31, 2006 (issued);
30,000 common shares on May 31, 2007;
40,000 common shares on May 1, 2008; and
50,000 common shares on May 31, 2009.

During the year ended March 31, 2007, the Company decided not to pursue its option agreement on the Black Velvet gold project and as a result, $55,367 in acquisition and deferred exploration expenditures were written-off.

(f)	Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. ("Sammetro") to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

4.	Resource properties (continued)

(f)	Esaase Gold Property (continued)

i.	Cash payments:

-US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);
-US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the "Committee") (paid);
-US$100,000 to the Committee by December 30, 2006 (paid);
-US$40,000 to Sammetro on May 3, 2007 (obligation renegotiated, see subsequent event below);
-US$100,000 to the Committee by June 30, 2007(paid); -US$100,000 to the Committee by December 30, 2007 (paid);
-US$50,000 to Sammetro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see subsequent event below);
-US$200,000 to the Committee on production (paid in advance); and
-US$100,000 to Sammetro on production (obligation renegotiated, see subsequent event below).

ii.	Issuance of 780,000 common shares of the Company to Sammetro over a three year period:

        -40,000 common shares of the Company to Sammetro upon Exchange approval (issued);
        -120,000 common shares of the Company to Sammetro on May 3, 2007; -240,000 common shares of the Company to Sammetro on May 3, 2008; and
        -380,000 common shares of the Company to Sammetro on May 3, 2009.

       The obligation has been renegotiated. See subsequent event below.

iii.	Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred); -$750,000 by May 3, 2008; and -$1,000,000 by May 3, 2009.

       The obligation has been renegotiated. See subsequent event below.

The Company entered into a finder's fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder's fees with respect to this acquisition.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

4.	Resource properties (continued)

(f)	Esaase Gold Property (continued)

Subsequent to the year end, after having already issued the cash and share payments as detailed in 4(f) i) and 4(f) ii) and completing the full work expenditure indicated in 4(f) iii), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 4(f) i) and 4(f) ii) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and will issue 40,000 additional common shares to Sammetro (not yet issued). Sammetro has since asked the Minerals Commission and Minister of Mines, Lands and Forestry to grant the full Esaase Mining Lease to the Company with no further obligation to any party aside from the NSR and government commitments. The Minerals Commission and Minister have since granted approval.

5.	Share capital

(a)	Authorized

100,000,000 common shares without par value; and
100,000,000 preferred shares without par value.

b.	Issued and outstanding common shares

	Number of shares	Amount
Balance, March 31, 2005	8,010,559	$1,674,328
Issued on acquisition of resource properties
- at $0.85	72,160	61,336
- at $0.88	150,000	132,000
- at $0.72	13,899	10,000
- at $1.54	10,000	15,400
Issued for cash:
Pursuant to a private placement
- at $0.80	3,000,000	2,400,000
Pursuant to the exercise of warrants
- at $0.85	265,300	225,505
- at $1.00	520,000	520,000
Pursuant to the exercise of options
- at $0.92	122,500	112,700
Share issuance costs	-	(240,223)
Transferred from contributed surplus for the exercise
of options	-	70,869
Balance, March 31, 2006	12,164,418	$4,981,915

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

5.   Share capital

(b)    Issued and outstanding common shares (continued)

Balance, March 31, 2006	12,164,418	$4,981,915
Issued on acquisition of resource properties
- at $1.43	90,000	128,700
- at $1.47	20,000	29,400
- at $1.65	4,000	6,600
- at $2.00	33,550	67,100
- at $3.38	40,175	135,792
Issued for cash:
Pursuant to private placements
- at $1.80	2,000,000	3,600,000
- at $2.75	5,662,500	15,571,875
Pursuant to the exercise of warrants
- at $0.85	639,100	543,235
- at $1.00	2,078,750	2,078,750
- at $2.40	4,000	9,600
Pursuant to the exercise of options
- at $0.92	71,685	65,950
Share issuance costs	-	(1,822,566)
Transferred from contributed surplus for the exercise
of options and warrants	-	62,825
Balance, March 31, 2007	22,808,178	$25,459,176

(c)	Shares held in escrow

As at March 31, 2007, 45,000 (2006 - 90,000) common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

(d)	Stock options

The Company maintains a fixed stock option plan that enables it to grant from time to time options to its directors, officers, employees and other service providers. During the year ended March 31, 2006, the Company amended its stock option plan increasing the number of shares reserved for issuance under the plan to 1,646,543. During the year ended March 31, 2007, the Company amended its stock option plan increasing the number of shares reserved for issuance under the plan to 2,774,683. The options vest as to 25% on the date of the grant and 12 1/2 % every three months thereafter for a total vesting period of 18 months.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

5.	Share capital (continued)

a.	Stock options (continued)

As summary of the status of the Company's stock option plan for the years ended March 31, 2007 and 2006 is presented below:

	Number	Weighted average
	of shares	Exercise price
Balance, March 31, 2005	1,348,000	$0.92
Granted	280,000	$1.44
Exercised	(122,500)	$0.92
Cancelled	(80,500)	$0.92
Balance, March 31, 2006	1,425,000	$1.02
Granted	1,349,000	$2.48
Exercised	(71,685)	$0.92
Balance, March 31, 2007	2,702,315	$1.75

The following table summarizes the stock options outstanding and exercisable at March 31, 2007:

	Number outstanding at		Number exercisable at
Exercise price	March 31, 2007	Expiry date	March 31, 2007

$0.92	1,073,315	February 3, 2010	1,073,315
$1.16	220,000	November 22, 2010	192,500
$2.48	60,000	February 2, 2011	45,000
$2.44	1,230,000	November 10, 2011	461,250
$2.85	100,000	December 19, 2011	37,500
$3.38	19,000	March 7, 2012	4,750
	2,702,315		1,814,315

During the year ended March 31, 2007, under the fair-value-based method, $1,785,810 (2006 - $557,202) in stock-based compensation expense was recorded in the statements of operations and deficit and $384,595 (2006: $Nil) was capitalized to resource properties for stock options granted to directors and consultants of the Company.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

5.	Share capital (continued)

(d)	Stock options (continued)

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2007	2006
Risk free interest rate	3.95%	3.81%
Expected dividend yield	0%	0%
Stock price volatility	110%	108%
Expected life of options	4.10 years	3.00 years

The weighted average fair value of options granted during the year ended March 31, 2007 is $2.56 (2006 - $0.97) per option.

(e)	Warrants

The following warrants were outstanding at March 31, 2007. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
505,250 (1)	$1.00	October 13, 2007
1,165,720 (2)	$2.40	April 30, 2008
3,283,750 (3)	$3.25	February 16, 2009

(1)
These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(2)
These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $3.25 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(3)
These warrants are subject to an acceleration clause whereby after 9 months from issuance of shares, if the shares of the Company trade above $4 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

5.    Share capital (continued)

(f)   Contributed surplus

	2007	2006
Balance, beginning of year	$867,367	$313,649
Stock-based compensation	2,170,405	557,202
Brokers' warrants issued	826,405	67,385
Transferred to share capital for the exercise of options
and warrants	(62,825)	(70,869)
Balance, end of year	$3,801,352	$867,367

(g)	Shareholder rights plan

The directors of the Company approved the adoption of a shareholder rights plan (the "Rights Plan"). The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company's shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

6.	Related party transactions

Included in professional fees is $60,508 (2006 - $39,443) paid or accrued for legal fees to a company controlled by a director and officer of the Company and $51,375 (2006 - $35,895) for accounting fees to a company controlled by a director and officer of the Company during the year ended March 31, 2007.

Included in consulting fees, wages and benefits is $50,758 (2006 - $17,005) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2007.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$6,667 per month plus benefits. Effective November 1, 2006, these consulting fees were increased to US$7,000 per month. During the year ended March 31, 2007, the Company paid consulting fees and benefits of $113,758 (2006 - $112,307) under this agreement.

During the year ended March 31, 2007, the Company paid or accrued $105,036 (2006 - $11,625) for geological fees to a director of the Company. These costs have been included in resource properties.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

6.	Related party transactions (continued)

The Company has entered into a consulting agreement with a former officer of the Company in the amount of CAD$3,333 per month. During the year ended March 31, 2007, the Company paid consulting fees of $nil (2006 - $15,000) under this agreement.

These charges were measure by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $97,910 (2006 - $32,424) owing to directors of the Company and a company controlled by a director and officer of the Company.

7.	Commitments

The Company is committed to payments regarding agreements to lease its Vancouver office premises as follows:

2008	$51,250
2009	51,548
2010	12,887
$115,685

The Company is also committed to carry out the expenditures described in note 4.

8.	Income taxes

The Company has accumulated foreign resource deductions totalling $4,268,325 and non-capital losses totalling $3,224,211 for income tax purposes, which may be carried forward to reduce taxable income of future years. Management has determined that sufficient likelihood of realization of the future potential benefits arising from the above losses has not been established. Accordingly, a 100% valuation allowance has been provided. The non-capital losses expire as follows:

2008	$9,686
2009	21,552
2010	31,355
2014	54,776
2015	428,701
2026	1,223,363
2027	1,454,778
$3,224,211

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

8.	Income taxes (continued)

The significant components of the Company's future income tax assets are as follows:

	2007	2006

Non-capital losses	$1,112,353	$610,454
Foreign development and exploration expenditures	1,472,572	913,272

	2,584,925	1,523,726
Less: valuation allowance	(2,584,925)	(1,523,726)

	$-	$-

9.	Subsequent events

The following events occurred subsequent to March 31, 2007:

345,250 warrants were exercised at a price of $1.00 per share and 113,025 warrants were exercised at $2.40 per share for an aggregate of 458,275 common shares issued for gross proceeds of $616,510.

10.	Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the year ended March 31, 2007, the following transactions were excluded from the statements of cash flows:

-
the Company issued 90,000 common shares at $1.43 per share, 20,000 common shares at $1.47 per share, 4,000 common shares at $1.65 per share, 33,550 common shares at $2.00 per share and 40,175 common shares at $3.38 per share pursuant to resource property option agreements;

-	The Company recorded stock-based compensation expense of $1,785,810 charged to the consolidated statement of operations and $384,595 capitalized in resource property costs.
-	The Company recorded share issue costs of $826,405 pursuant to 622,220 brokers' warrants issued on private placements;
-	An aggregate of $62,825 was transferred to share capital upon exercise of options and warrants.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

10.	Non-cash transactions (continued)

During the year ended March 31, 2006, the following transactions were excluded from the statements of cash flows:

-
the Company issued 72,160 common shares at $0.85 per share, 150,000 common shares at $1.00 per share, 13,899 common shares at $0.72 per share and 10,000 common shares at $1.54 per share pursuant to resource property option agreements;

-	The Company recorded share issue costs of $67,385 pursuant to 104,000 brokers' warrants issued on a private placement;

-	An aggregate of $70,869 was transferred to share capital upon exercise of options.

11.	Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration of resource properties.

	Canada	Ghana	Total

March 31, 2007
Current assets	$14,034,792	$223,572	$14,258,364
Furniture, equipment and leasehold
improvements	37,409	-	37,409
Resource properties	-	7,197,740	7,197,740

	$14,072,201	$7,421,312	$21,493,513

	Canada	USA	Ghana	Total
March 31, 2006
Current assets	$885,735	$-	$-	$885,735
Furniture, equipment and leasehold
improvements	37,430	-	-	37,430
Resource properties	-	604,269	844,778	1,449,047

	$923,165	$604,269	$844,778	$2,372,212

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20
Years ended March 31, 2007 and 2006	Expressed in Canadian Dollars

12.	Financial instruments

a.	Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as many of the Company's expenditures are in U.S. dollars. As at March 31, 2007, the Company had $235,714 of assets denominated in US dollars subject to exchange rate fluctuations between the Canadian dollar and the US dollar.

b.	Fair value of financial instruments:

Financial instruments of the Company consist mainly of cash and accounts payable and accrued liabilities. As at March 31, 2007, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.